April 28, 2026

Edmund Nabrotzky
Chief Executive Officer
CID Holdco, Inc.
5661 S Cameron St, Suite 100
Las Vegas, Nevada 89118

       Re: CID Holdco, Inc.
           Registration Statement on Form S-1
           Filed April 23, 2026
           File No. 333-295288
Dear Edmund Nabrotzky:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Penny J. Minna